SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	×	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	×

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding the shareholding increase in China Petroleum & Chemical Corporation (the “Registrant”) by its controlling shareholder, made by the Registrant on January 17, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT

Reference is made to the announcement made by China Petroleum & Chemical Corporation (the “Company”) dated 15 November 2013. On 5 November 2013, the Company was informed by its controlling shareholder, China Petrochemical Corporation (“Sinopec Group”) that, in consideration of the value of the Company and its current stock price, Sinopec Group proposed to increase its shareholding in the Company through acquisitions of the Company’s shares on the secondary market in its own name or through other concerting parties within 12 months commencing from 5 November 2013 (the “Increase Period”). The aggregate of such acquisition(s) will not exceed 2% (inclusive of the shares acquired on 5 November 2013) of the total issued share capital of the Company (“the “Shareholding Increase”).

On 17 January 2014, the Company received a notice from Sinopec Group  that Sinopec Group had increased its shareholding in the Company by way of acquiring 173,248,859 A shares on  the secondary  market  through the  trading system  at the Shanghai Stock Exchange as of 17 January 2014, representing approximately 0.149% of the total issued share capital of the Company. Immediately before  the Shareholding Increase, Sinopec Group, directly and indirectly, held 86,089,416,000 shares of the Company (including 85,536,266,000 A shares and 553,150,000 H shares held by Sinopec Century Bright Capital Investment Limited, the overseas wholly-owned subsidiary of Sinopec Group) , representing approximately 73.855% of the total issued share capital of the Company. On 17 January 2014, Sinopec Group, directly and indirectly, held 86,262,664,859 shares of the Company (including 85,709,514,859 A shares and 553,150,000 H shares held by Sinopec Century Bright Capital Investment Limited, the overseas wholly-owned subsidiary of Sinopec Group), representing approximately 74.004% of the total issued share capital of the Company.

The Shareholding Increase complies with the provisions of the Securities Law of the People’s Republic of China and other relevant laws, regulations and bylaws as well as the trading rules of the Shanghai Stock Exchange.

Sinopec Group undertakes not to reduce its shareholding in the Company within the Increase Period and the statutory period.

The Company will continue to oversee Sinopec Group’s increased shareholding in the Company and will promptly comply with the disclosure obligations in accordance with the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (2012 Revision), the Measures for the Administration of the Takeover of Listed Companies (2012 Revision) and the Guidelines on the Increase of Shareholding by Shareholders and Their Persons Acting in Concert in Companies Listed at the Shanghai Stock Exchange (2012 Revision).

By Order of the Board
Huang Wensheng
Secretary to the Board of Directors

17 January 2014

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: January 20, 2014